SEC FILE NUMBER
000-50231

CUSIP NUMBER
313586109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I — REGISTRANT INFORMATION
Federal National Mortgage Association

Full Name of Registrant
Not Applicable

Former Name if Applicable
3900 Wisconsin Avenue, NW

Address of Principal Executive Office (Street and Number)
Washington, D.C. 20016

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Fannie Mae (formally, the Federal National Mortgage Association) is filing this Notification of Late Filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, because the company has determined that it is unable to file that Form 10-Q by the due date of August 9, 2007, or by the extension date of August 14, 2007. Accordingly, Fannie Mae is not requesting the five-day extension permitted by the rules of the Securities and Exchange Commission.

We are not able to file a timely Form 10-Q because we have not completed our interim consolidated financial statements for the quarter ended June 30, 2007. We also are in the process of completing our audited consolidated financial statements for the year ended December 31, 2006, although we have not yet completed either these financial statements or our interim consolidated financial statements for the quarter ended March 31, 2007.

In connection with our prior Notifications of Late Filing on Form 12b-25, we have provided supplemental information relating to various matters, including numeric information about our regulatory capital; discussion of certain key business and market issues that have affected us; disclosures regarding certain of our risks and risk management practices; and updates on certain legal proceedings and legislative and regulatory matters. Because we currently are focusing our efforts on completing our Form 10-K for the year ended December 31, 2006, and expect to file our 2006 Form 10-K on August 16, 2007, we will include updated supplemental information of the type previously reported in our Forms 12b-25 in the 2006 Form 10-K, rather than in this Form 12b-25.

Forward-Looking Statements

The information provided in this Notification of Late Filing and the attached explanation includes forward-looking statements, including statements regarding our estimated timing for the filing of our 2006 Form 10-K and information relating to expected changes in our earnings from period to period.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Sylvia Mahaffey	202	752-7000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Fannie Mae has not filed the following periodic reports: Quarterly Reports on Form 10-Q for the periods ended March 31, 2007, March 31, 2006, June 30, 2006 and September 30, 2006 and an Annual Report on Form 10-K for the period ended December 31, 2006.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached explanation.

Federal National Mortgage Association
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2007	By	/s/ Robert T. Blakely

Name: Robert T. Blakely
Title: Executive Vice President and Chief Financial Officer

Explanation Referred to in Part IV, Item (3) of Form 12b-25
     We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the quarter ended June 30, 2007 will reflect significant changes from our results of operations for the quarter ended June 30, 2006. Because we have not completed our interim consolidated financial statements for either the quarter ended June 30, 2006 or the quarter ended June 30, 2007, we are unable to provide a reasonable estimate of either our results of operations for the quarter ended June 30, 2007 or our results of operations for the quarter ended June 30, 2006. Accordingly, we cannot at this time estimate what significant changes will be reflected in our second quarter 2007 results of operations compared to our second quarter 2006 results of operations; however, we expect our earnings to vary, perhaps substantially, from period to period, due primarily to changes in the fair value of our derivatives.